McDonald Hopkins LLC

600 Superior Avenue, East

Suite 2100

Cleveland, OH 44114

P 1.216.348.5400

F 1.216.348.5474

Direct Dial:  216.348.5411

E-mail:  mmeaney@mcdonaldhopkins.com

June 15, 2015

Mr. Chad Eskildsen

Office of Disclosure and Review

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Ancora Trust

Investment Company Act File No. 811-21418

Dear Mr. Eskildsen:

This letter responds to comments provided by you in our telephone conference of May 26, 2015 with respect to Ancora Trust’s Annual Report for the year ended December 31, 2014 and related filings.

1.

You noted that the Fund’s website did not contain links to the Prospectus and Statement of Additional Information dated April 30, 2015 for each of the Funds.  Such links have been provided.

2.

You commented that the Management’s Discussion of Fund Performance in the Annual Report needed to contain a more detailed discussion of the factors that materially affected the performance of Ancora Income Fund, Ancora Equity Fund and Ancora Special Opportunities Fund.  Such discussion in future Annual Reports will be enhanced to ensure full compliance with Item 27(b)(7) of Form N-1A.

3.

You noted that the Sector Diversification table of the Ancora Special Opportunity Fund showed that at December 31, 2014 such fund had invested 29.18% in “Financials”, although investments in such securities are not listed in the Prospectus for such Fund as a “Principal Investment Strategy”.

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Mr. Chad Eskildsen

June 15, 2015

The Prospectus for this Fund states that “The Fund pursues an investment objective of obtaining a high return by seeking out and investing in companies which the Advisor believes have potential for superior returns.”  The Fund’s investments in Financials are part of this opportunistic strategy and the percentage in such investments has varied significantly over time.  The Fund does not believe that investing in such stocks is a principal investment strategy.

4.

You noted that in Note 4 to the financial statements contained in the Annual Report, the statement is made that the Advisor “has voluntarily agreed to waiver management fees ….”  Since such waiver is contractual, the word “voluntarily” will be deleted in future filings.

Ancora Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Michael J. Meaney

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